August 19, 2011

Ms. Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Seaspan Corporation

Form 20-F for Fiscal Year Ended December 31, 2010

Filed March 30, 2011

File No. 001-32591

Dear Ms. Shenk:

Pursuant to our telephone conversation on July 14, 2011, we have revised and expanded our response to comment 2 in your letter to us dated June 8, 2011, which set forth staff comments on the Seaspan Corporation (“Seaspan” or the “Company”) Form 20-F for the fiscal year ended December 31, 2010. For your convenience, the response has been keyed to the comment. Page numbers in this letter refer to the 2010 Form 20-F as filed.

D. Critical Accounting Estimates

Derivative Instruments, page 75

2. We note that amounts reported as “Change in fair value of financial instruments” in your statements of operations in regard to interest rate risk are material to your results and have varied widely between periods. In view of this, please expand your disclosure here to provide more robust discussion of all significant judgments, estimates and assumptions specific to your circumstances used in determining amounts associated with your interest rate risk reported as “change in fair value of financial instruments.” For example, discuss (i) the discount factors used in determining the fair values of your interest rate risk instruments and why you consider the discount factors to be appropriate in your circumstances, (ii) the reason for using the yield curve referred to in your current disclosure and why it is appropriate to use this yield curve in your circumstances, (iii) specifically how and why the yield curve and changes therein affect amounts you report, in particular the factors involved in determining the magnitude and direction (i.e., gain or loss in a period) of those amounts, and (iv) the sensitivity of changes in material factors used in determining amounts reported on those amounts. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your intended revised disclosure.

Response to Comment No. 2:

Currently the amounts included in “Change in fair value of financial instruments” reflect our interest rate swaps and one swaption. For these instruments, the valuation model and the majority of valuation assumptions used in estimating fair value are consistently applied between organizations and are not highly subjective. The only material factor that differs when modeling these cash flows is related to the company-specific credit risk adjustment included when discounting the cash flow stream.

Given the consistency of (1) the assumptions used between the different valuation models and (2) the yield curve that is applied by valuators in measuring the fair value of interest rate swaps, we do not believe that providing additional information regarding the yield curve would provide benefit to investors. In addition, based on our review, we do not believe that such information is provided in the disclosures of other companies with similar instruments.

We agree that additional disclosure regarding the impact of these instruments may help users to better appreciate the uncertainties in these estimates and the eventual impact of the instruments on our financial statements. We intend to include the following supplemental disclosure in our Form 20-F for the year ended December 31, 2011:

The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk included in the discount factor and the interest rate implied by the current yield curve, including its relative steepness. In determining the fair value, these factors are based on the current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenure of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $x million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenure of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $x million.

Changes in the fair value of our interest rate swaps have no impact on our operations or compliance with debt covenants.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 638-2580.

Sincerely,

/s/ Sai W. Chu

Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)
Jim Pickles (KPMG LLP)
George Juetten (Audit Committee Chair)